700 West Cumberland Street

Dunn, North Carolina 28334

October 23, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Dietrich A. King
Assistant Director
Office of Financial Services

Re:	Select Bancorp, Inc. (the “Registrant”)
Registration Statement on Form S-4
File No. 333-220670

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the same will become effective at 4:00 p.m. (Eastern Time) on October 25, 2017, or as soon thereafter as is practicable.

Please contact the Registrant’s legal counsel, Todd H. Eveson of Wyrick Robbins Yates & Ponton LLP, at (919) 882-7153 or by email at teveson@wyrick.com with any questions you may have concerning this request. In addition, please notify Mr. Eveson when this request for acceleration has been granted.

Very truly yours,

SELECT BANCORP, INC.

By:	/s/ William L. Hedgepeth II
Name: William L. Hedgepeth II
Title: President and Chief Executive Officer

cc:	Todd H. Eveson
Wyrick Robbins Yates & Ponton LLP